UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact November | 2020

(Free Translation into English from the Original Press Release (Fato Relevante) Previously Issued in Portuguese)

Azul Announces the Results of the Bookbuilding Process in Connection with its Public Offering of Convertible Debentures in Brazil

São Paulo, November 8, 2020 - Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Company”), further to the information disclosed in the press release (fato relevante) dated October 26, 2020, announces that on November 6, 2020 the bookbuilding process was carried out in connection with the public offering of guaranteed secured debentures, convertible into preferred shares of the Company, each with a unit par value of R$1,000.00, on the issuance date (the “Debentures”, “Issuance” and “Offering”, respectively).

The investment commitment of Knighthead Capital Management LLC and Certares Management LLC (the "Anchor Investors") was met according to the parameters of an investment agreement, and as a result thereof:

(i)	the Anchor Investors were allocated 1,668,720 Debentures, at the initial conversion premium of 27.50%. The Anchor Investors did not participate in the bookbuilding process;
(ii)	investors that submitted orders in the bookbuilding process at the initial conversion premium of 27.50% were allocated additional Debentures (hot issue);
(iii)	the conversion price is R$32.2649 per preferred share, resulting in an initial conversion premium of 27.5% based on the Azul4 30 trading day volume-weighted average price (VWAP) of R$25.3058; and
(iv)	the Issuance will consist of 1,745,900 Debentures (including 145,900 additional Debentures), corresponding to the total amount of R$1,745,900,000.00.

The Offering is subject to registration with the CVM, pursuant to CVM Ruling 400 and to a best efforts placement regime, and is not being generally made anywhere outside of Brazil, including in the United States.

Any communications related to the Offering, including any changes in the Offering schedule, will be disclosed by means of a notice to the market or press release (fato relevante) and, further, when the Offering is granted registration by CVM, by means of the commencement announcement of the Offering and the final prospectus of the Offering, on the websites of CVM (http://www.cvm.gov.br) and B3 (http://www.b3.com.br).

The Company will keep its shareholders and the market in general informed about the Offering, according to prevailing regulations.

This Press Release (Fato Relevante) is disclosed for information purposes only and shall not, in any circumstances, be construed as an investment recommendation, nor as an offer to distribute any of the Company’s securities and shall not constitute an offer, solicitation or sale in the United States or to US persons or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration. Accordingly, the Debentures have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration and have been offered to the Anchor Investors in a transaction not involving a public offering in the United States

Material Fact November | 2020

Contact:

Investors Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 9, 2020

Azul S.A.

By:   /s/ Alexandre Wagner Malfitani

Name: Alexandre Wagner Malfitani

Title: Chief Financial Officer